SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	IHG Hotels & Resorts acquires Ruby dated 18 February 2025

Exhibit No: 99.1

18 February 2025

IHG Hotels & Resorts acquires Ruby, its 20th brand, and targets global expansion

InterContinental Hotels Group PLC (IHG) has acquired from Ruby SARL the RubyTM brand and related intellectual property for initial purchase consideration of €110.5m (~$116m1). Ruby is a premium urban lifestyle brand for modern travellers in must-visit city destinations and provides hotel owners with space-efficient designs and an attractive, flexible concept that IHG expects to rapidly expand globally.

Established in 2013, the Ruby brand currently operates 20 hotels (3,483 rooms) in major cities across Europe and has another 10 pipeline hotels (2,235 rooms). There are 9 hotels open in Germany (across Cologne, Dusseldorf, Frankfurt, Hamburg, Munich and Stuttgart), 3 in the UK in London, 3 in Austria (Vienna), 2 in Switzerland (Geneva and Zurich), and 1 in each of Italy, Ireland and the Netherlands. The pipeline hotels are set to open over the next three years across more European cities including Edinburgh, Marseille, Rome and Stockholm.

Ruby hotels offer a stylish yet relaxed charm, blending soulful design and authentic stories rooted in the cities they call home. The brand's 'Lean Luxury' approach includes signature touches ranging from a great bed and shower in guest rooms created with restoration and relaxation in mind, to unique cocktails in destination 24/7 bars, all coming together to connect guests with sought-after cities at the right price.

As our 20th brand, Ruby will extend IHG's appeal to modern, lifestyle-focused travellers, and offers hotel owners a cost-efficient and highly adaptable premium hotel concept, in an industry segment characterised by high barriers to entry and space constraints, often referred to in the industry as 'urban micro'. Efficiencies for owners are delivered through space-saving designs and a high degree of operational standardisation and automation, including self-service kiosks for speedy check-in.

Ruby is already well-established in Europe and has proven to be successful for both new build locations as well as being highly conversion-friendly, including for adaptive re-use across a range of commercial property types, with several successful office conversions. Reflecting this, the Ruby brand has achieved a net system size compound annual growth rate (CAGR) of 26% over the last five years. The seller of the brand anticipates growing their portfolio of Ruby-branded hotels substantially further, and IHG expects to grow the brand with other hotel owners in Europe and globally. This builds upon IHG's proven track record of successfully internationalising brands that it has organically developed and acquired. IHG expects to have the Ruby brand ready for development in the US by the end of the year.

Joining forces with IHG allows Ruby hotels to draw on a powerful enterprise platform of distribution and technology systems, as well as one of the world's biggest and most powerful hotel loyalty programmes, IHG One Rewards. IHG expects the urban micro sub-segment to continue experiencing strong demand from travellers around the world, and this in turn would support ongoing rooms supply growth at higher rates than the global hotel industry. IHG is targeting the Ruby brand to grow to more than 120 hotels over the next 10 years and accelerate to more than 250 over 20 years across owners globally.

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"We are delighted with the acquisition of Ruby, which further enriches our portfolio with an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. This acquisition demonstrates our focus on building our presence in large, attractive industry segments and using our experience of integrating and growing brands and hotel portfolios. The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to not only expand Ruby's strong European base but also rapidly take this exciting brand to the Americas and across Asia, as we have successfully done with previous brand acquisitions."

Michael Struck, Founder and CEO of The Ruby Group, added:

"We have carefully selected IHG as the right partner to take the Ruby brand and our international expansion to the next level. IHG's distribution powerhouse, the fact that Ruby perfectly complements IHG's portfolio, and its proven track record of successfully preserving identity and culture when integrating brands gives us great confidence as we embark on this next chapter together. Combining the global reach and resources of IHG with the efficiency advantages of our operational and construction model will drive superior returns for our investors and real-estate partners, alike. Also, the timing could not be better. Our unique solutions for efficient adaptive re-use of office space are in high demand, positioning us for strong growth."

Further details on the acquisition agreement and financial overview:

●    Initial purchase consideration of €110.5m (~$116m1) for IHG to acquire the Ruby brand and related intellectual property consists of an upfront payment of €109.9m that has been paid on completion of the transaction and a fixed deferred payment of €0.6m payable upon approximately half the hotels joining IHG's system.
●   As part of the master franchise and development agreement with Ruby, initial franchise fees receivable by IHG from the current 20 open hotels and the current pipeline of 10 hotels (which are all expected to open by the end of 2027) are anticipated to be approximately $8m in 2028, which would be the first full year when all 30 hotels would be in IHG's system.
●   Taking into consideration further development by the seller to open more hotels beyond their current pipeline, together with IHG's plans to expand the Ruby brand with other hotel owners globally, franchise fees by 2030 are anticipated to be in excess of $15m.
●   The seller's operating company is not being acquired by IHG and will continue to operate the current open hotels and any future hotels that the seller develops under the brand.
●   Open, pipeline and all future Ruby hotels operated by the seller will enter into individual franchise agreements with IHG and pay to IHG brand royalty fees and System Fund fees.
●    To incentivise further growth in the brand by the seller, potential additional payments ranging from €nil up to €181m ($190m1) may become payable in 2030 and 2035. Future payments are contingent on the number of Ruby-branded rooms operated by the seller at the end of the preceding year. A payment of €9m ($9m1) would be paid to the seller if they grew to operate in excess of 10,000 Ruby-branded rooms. This scales up to the maximum potential total if they grew to in excess of 20,000 rooms, a scale that is approximately six times bigger than the current open hotels. IHG's planned growth of the brand with other hotel owners is excluded from the calculation of any potential additional payment to the seller.
●  The integration of all 20 currently open Ruby hotels into IHG's system is expected to commence later in 2025 and be completed by 31 March 2026. This would increase IHG's global system size by approximately 0.3%. The current pipeline of 10 hotels when open would add a further ~0.2% to IHG's system.
●   Integration operating costs for IHG of approximately $10m are expected to be incurred in 2025. Including further one-time costs, in 2026 a broadly breakeven contribution to IHG's operating profit is anticipated, with growth in profitability forecasted thereafter.

Notes:

1 Converted at an exchange rate of €1:$1.05, using the approximate rate as at 14 February 2025

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About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,600 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

About The Ruby Group

The Ruby Group under the leadership of founder and CEO Michael Struck is breaking new ground with its Lean Luxury philosophy. With a lean organisational structure and concentration on the essentials, Ruby succeeds in creating a contemporary, accessible form of luxury for modern, cost and style-conscious customers. Founded in 2013, the group operates 20 Ruby hotels across Europe, with an additional 10 hotels currently under construction or in the planning phase. Ruby also offers Ruby Workspaces - perfectly equipped workplaces and a creative atmosphere with access to an inspiring office community. Financially strong shareholders support Ruby's expansion: ECE Group; the Austrian Soravia Group; Franger Investment, a German family office; Ocean Redstone, a private equity fund; the entrepreneur Michael Hehn; and Michael Struck jointly hold the company shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	18 February 2025